Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
February 4, 2008

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A

08000660

FEB 07 2008
OFFICE OF INVESTOR
EDUCATION AND ADVOCACY

Re: Kao Corporation – 12g3-2(b) exemption

SUPPL

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since January 17, 2008 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal and Compliance -Global at 011-813-3660-7619 (telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal and Compliance- Global

Enclosures: Annex A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE January 17 , 2008

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated January 22, 2008
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Business Results released on January 23, 2008
(Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

(3) Press release dated January 23, 2008
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

Exhibit A-1

Notice Regarding the Dissolution of a Subsidiary

January 22, 2008
Kao Corporation hereby makes the following announcement: Kao Corporation has decided to dissolve and liquidate its consolidated subsidiary, Kao Chemicals (Hong Kong) Limited.

1. Overview of Kao Chemicals (Hong Kong) Limited

Corporate name:	Kao Chemicals (Hong Kong) Limited
Business activities:	Sale of chemical products
Date established:	June 2, 1997
Registered place of business:	Hong Kong Special Administrative Region, People's Republic of China
Representative:	Shoichiro Harada
Paid-in capital:	HKD 62.5 million
Fiscal year end:	December 31
Shareholder:	Kao Corporation 100%
Employees:	4 (as of December 31, 2007)

2. Reason for the dissolution

As part of optimizing our global Chemical business, the dissolution of Kao Chemicals (Hong Kong) Limited has been decided after reviewing our business in this region.

3. Schedule

Kao Chemicals (Hong Kong) Limited will start dissolution and liquidation procedures on or after January 2008.

4. Effect on business results

There will be negligible effects on the consolidated and non-consolidated business results of Kao Corporation.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

RECEIVED
2022 FEB 11 P 12: -9

Exhibit B-1

平成２０年１月２２日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

子会社の解散に関するお知らせ

当社は、当社の連結子会社である花王化学（香港）有限公司を解散及び清算することにいたしましたので、下記のとおりお知らせいたします。

記

1．花王化学（香港）有限公司の概要

商号	Kao Chemicals (Hong Kong) Limited
事業内容	工業用製品の販売
設立年月日	平成９年６月２日
本店所在地	中華人民共和国　香港特別行政区
代表者	原田　昇一郎
資本金	6,250 万香港ドル
決算期	12 月 31 日
株主構成	花王株式会社　　100%
従業員数	４名（平成 19 年 12 月 31 日現在）

2．解散の理由

当社ケミカル事業のグローバル展開を最適化する一環として、当該地域における事業の見直しを行った結果、解散することといたしました。

3．今後の日程

平成 20 年 1 月以降、解散及び清算手続きをする予定です。

4．業績に与える影響

当社業績及び連結業績に与える影響は軽微であります。

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit A-2

Summary of Consolidated Business Results for the Nine Months Ended December 31, 2007

Tokyo, January 23, 2008 — Kao Corporation today announced its consolidated business results for the nine months ended December 31, 2007, the third quarter of the year ending March 31, 2008. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Nine months ended December 31				Fiscal 2006, ended
	2007	2006	Change	2007	March 31, 2007
	Yen		%	U.S. Dollars	Yen
Net sales	**1,000,114**	931,672	7.3	**8,761.4**	1,231,808
Operating income	**96,125**	98,152	(2.1)	**842.1**	120,858
Ordinary income	**95,527**	98,559	(3.1)	**836.9**	120,176
Net income	**53,696**	57,724	(7.0)	**470.4**	70,527
Total assets	**1,247,648**	1,244,621	0.2	**10,929.9**	1,247,797
Total net assets	**584,640**	553,153	5.7	**5,121.7**	574,751
Net worth/total assets	**46.0%**	43.7%	-	-	45.2%
Net worth per share (yen/US$)	**1,061.70**	997.86	6.4	**9.30**	1,035.66
Net income per share (yen/US$)	**98.60**	105.92	(6.9)	**0.86**	129.41
Net income per share, diluted (yen/US$)	**98.49**	105.83	(6.9)	**0.86**	129.29
	Yen			U.S. Dollars	Yen
Net cash provided by operating activities	**125,324**	116,368	-	**1,097.9**	164,977
Net cash used in investing activities	**(36,996)**	(47,979)	-	**(324.1)**	(63,227)
Net cash used in financing activities	**(71,030)**	(58,917)	-	**(622.3)**	(83,665)
Cash and cash equivalents at end of period	**104,462**	78,146	-	**915.1**	88,154

Notes:

1. *U.S. dollar amounts represent translations using the approximate exchange rate on December 28, 2007, of yen 114.15=US$1, and are presented solely for the convenience of readers.*
2. *Yen amounts are rounded down to the nearest million.*
3. *Simplified accounting treatment is adopted partially with respect to the standards for the accounting of liability for employee retirement benefits.*
4. *Change in accounting treatment: Business segments in both* Sales Composition *and* Segment Information by Business *have been changed from the beginning of the current fiscal year. Figures for previous periods have been restated to reflect the change.*
5. *Change in scope of consolidation during the current fiscal year: Kao Cosmetics Sales Co., Ltd. has been removed from the scope of consolidation due to its merger with Kao Hanbai Company, Ltd., which concurrently changed its name to Kao Customer Marketing Co., Ltd.*
6. *Net worth consists of shareholders' equity and adjustments for valuation, foreign currency translation and others.*

Forecast of Consolidated Results for the Year Ending March 31, 2008

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2008		
	Yen	Year-on-year	U.S. Dollars
Net sales	1,310,000	+6.3%	11,476.1
Operating income	114,000	(5.7%)	998.7
Ordinary income	111,000	(7.6%)	972.4
Net income	66,000	(6.4%)	578.2
Net income per share (Yen/US$)	121.52	(6.1%)	1.06
Cash dividend per share	54.00	+3.8%	0.47

Notes:

1. *Except for net income per share, which will change due to share repurchases, the forecast of consolidated results for the fiscal year ending March 31, 2008 remains the same as on October 23, 2007, when Kao announced its interim results.*
2. *Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year. At the meeting held on January 23, 2008, the board of directors of the Company resolved to repurchase the Company's shares pursuant to a provision of the Corporation Law. (Refer to "Notice Regarding Repurchase of the Company's Stock," released on January 23, 2008.) Net income per share in "3. Qualitative Information on Forecast of Consolidated Results"(on page 7 of this release) takes into account the effect of this share repurchase.*
3. *Forecast of annual cash dividend per share is 54.00 yen, which includes the paid interim dividend per share of 27.00 yen.*
4. *U.S. dollar amounts represent translations using the approximate exchange rate on December 28, 2007, of yen 114.15=US$1, and are presented solely for the convenience of readers.*

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, and fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

For further information, please contact:

Katsuya Fujii
Vice President
Investor Relations
Tel: +81-3-3660-7101 / Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp

1. Qualitative Information on Consolidated Business Results

During the nine months ended December 31, 2007, consolidated net sales rose 7.3% compared with the same period a year earlier to 1,000.1 billion yen, with generally solid performance due to the contribution of new products and other factors. In addition, Kanebo Cosmetics was included in consolidation for the entire nine-month period, compared with eight months in the same period of the previous fiscal year. Excluding the positive effect of currency translation, net sales would have increased 5.4%. Profits were significantly affected by rising prices for raw materials, mainly natural oils and fats and petrochemicals, but Kao stepped up efforts including launches of new high-value-added products, price adjustments for chemical products, and cost reduction activities. As a result, Kao was able to limit the decline in operating income, which decreased 2.0 billion yen from the same period of the previous fiscal year to 96.1 billion yen.

EBITDA (defined as the sum of operating income and depreciation and amortization) was essentially unchanged from the same period of the previous fiscal year at 165.2 billion yen, a decrease of 0.1 billion yen.

The translation rates of major foreign currencies used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the period were one U.S. dollar to 119.27 yen and one euro to 160.98 yen.

Summary of Results by Business Segment

The Kao Group's main market of Japan is undergoing dynamic shifts due to societal changes including the declining birthrate, aging population, later marriage and increase in single households, in addition to changes in consumers' product selection and purchasing attitudes, and associated changes in retailing. In order to respond to these changes and to quickly and forcefully implement its consumer-driven growth strategy, from the beginning of the current fiscal year Kao integrated its former consumer products business and prestige cosmetics business into the Consumer Products Business Segment, which is divided into the three businesses of Beauty Care, Human Health Care and Fabric and Home Care, for a total of four businesses together with the Chemical Business Segment, which comprises the former chemical products business. (See the Appendix for the major products of each business segment.)

Consumer Products Business Segment

Sales increased 5.7% compared with the same period a year earlier to 832.3 billion yen.

In Japan, the Kao Group launched high-value-added new products and extended the product lines of its brands in response to changes in various consumer values. Moreover, Kao reinforced its sales structure by integrating its consumer products and cosmetics (Kao Sofina) sales companies to improve its ability to make comprehensive proposals to retailers, and by building a new business model for in-store merchandising. As a result, sales in Japan increased 5.0% to 668.2 billion yen.

In Asia and Oceania, sales increased 20.5% to 63.7 billion yen due to the contribution of new products and strengthening of joint initiatives with retailers. Excluding the effect of currency translation, sales in Asia and Oceania would have increased 11.6%.

In North America and Europe, where Kao faced greater competition, sales increased 4.3% to 112.6 billion yen. Excluding the effect of currency translation, sales in North America and Europe would have decreased 1.8%.

Operating income was 80.1 billion yen, essentially unchanged from the same period a year earlier. Although profits were affected by rising prices for raw materials, mainly natural oils and fats and petrochemicals, new products contributed to sales growth in Japan and overseas, and Kao continued its cost reduction activities.

Beauty Care Business

Sales increased 7.8% compared with the same period a year earlier to 464.8 billion yen.

Sales in Japan increased 8.7% to 335.0 billion yen. Sales of prestige cosmetics rose on the strong performance of counseling brands such as *Impress*, *LUNASOL*, and *est*, and self-selection brands such as *KATE* and *EVITA*. In premium skin care products, *Bioré* facial cleanser/makeup remover, the *Bioré U* brand, which added new *Bioré U Moisturizing Milk*, and *Curél* for sensitive skin sold well. Sales of premium hair care products grew substantially with the addition of special care products to the product line of *Segreta*, a new hair care brand, and good performance by *Asience*, which was re-launched combining Kao's hair beautifying technology with its Asian beauty care approach. Kao also added new products to hairstyling brands such as *Liese* and *Cape*.

Sales in Asia and Oceania increased significantly. Prestige cosmetics aggressively expanded business, centered on the retail channels of department stores and high-end drugstores in China. Sales of *Bioré* facial cleansers were strong, mainly in Taiwan and Indonesia, while *Asience Moisture Balance* shampoo/conditioner was added to the *Asience* brand in Taiwan and Hong Kong.

Sales in North America and Europe decreased slightly from the same period of the previous fiscal year, excluding the effect of currency translation. *Jergens*, *Curél* and other premium skin care brands launched new products. In premium hair care products, *John Frieda* performed well in Europe, backed by the launch of new and improved products, but U.S. sales were sluggish, impacted by intensifying competition. Sales of the *Molton Brown* brand grew substantially, with strong performance mainly in the U.K. market.

Operating income decreased 0.9 billion yen compared with the same period a year earlier to 17.8 billion yen due in part to strategic investment in marketing for future growth.

Human Health Care Business

Sales increased 4.4% compared with the same period a year earlier to 149.4 billion yen.

In Japan, sales increased 3.0% to 137.1 billion yen. In food and beverage products, as part of its efforts to attract new customers, Kao extended the *Healthya* healthy drink brand lineup with *Healthya Green Tea Mellow Flavor*, which limits the bitter and astringent taste of *Healthya Green Tea*. However, sales decreased. In sanitary products, sales of baby diapers increased with continued consumer support due to marketing activities emphasizing their increased gentleness on the skin. Sales of personal health products increased substantially with the launches of concentrated and effervescent *Bub* bath additives and *Megurism Steam Eye Mask*, and the addition of *Success Medicated Shampoo with Double Conditioning Effects*, a new product in the *Success Medicated Shampoo* lineup.

In Asia, overall sales expanded as *Laurier* sanitary napkins sold strongly in Thailand, Malaysia, China and other countries.

Operating income increased 1.5 billion yen compared with the same period a year earlier to 12.9 billion yen, mainly due to higher sales.

Fabric and Home Care Business

Sales increased 2.3% compared with the same period a year earlier to 218.0 billion yen.

In Japan, sales increased 0.4% to 196.0 billion yen. In fabric care products, Kao launched *Style Fit* laundry detergent and fabric softener to fit consumers' busy lifestyles. However, in the laundry detergent category, while the decline in retail prices appears to be bottoming out, sales were flat as market competition remained severe. Sales of home care products, including *CuCute Power Gel*, a new detergent for dishwashers, and *Quickle Wiper Handy*, a household duster kit, increased.

Sales in Asia and Oceania increased substantially. In Thailand, Kao added *Attack Soft Plus* to strong-selling laundry detergent *Attack Easy*, and in China, Kao is realizing the benefits of its measures to reinforce its sales structure.

Operating income was essentially unchanged from the same period a year earlier at 49.2 billion yen, as sales growth and other factors offset the impact of higher raw material prices.

Chemical Business Segment

Kao continued to work to further enhance the Chemical business globally and locally with distinctive products that meet customer needs. As a result, sales increased 16.7% compared with the same period a year earlier to 194.8 billion yen. Kao worked to adjust sales prices for both oleo chemicals and performance chemicals in response to rising prices of natural oils and fats and petrochemicals.

In Japan, sales increased 10.2% to 97.3 billion yen. In oleo chemicals, fatty alcohols and fatty amines posted strong sales. In performance chemicals, sales of plastics additives and superplasticizers for concrete admixtures increased. In specialty chemicals, while sales of cleaners for electronic parts

were affected by inventory adjustments in their target industries, sales of polishing agents for hard disks and ink and colorants for inkjet printers increased.

In Asia, sales increased 34.4% compared with the same period a year earlier to 54.3 billion yen. Excluding the effect of currency translation, sales would have increased 24.9%. Sales of fatty alcohols increased substantially, as sales volume increased due to production capacity expansion at a plant in the Philippines to meet growing demand, while Kao worked to adjust sales prices.

In North America and Europe, sales increased 19.7% compared with the same period a year earlier to 73.7 billion yen. Excluding the effect of currency translation, sales would have increased 10.8%. Fatty alcohols, fatty amines and toner and toner binder for copiers and printers performed well.

Operating income was 15.7 billion yen, a decrease of 2.4 billion yen from the same period a year earlier, despite Kao's efforts to adjust sales prices and reduce costs amid rising raw material prices.

2. Qualitative Information on Consolidated Financial Condition

Total assets were essentially unchanged from the previous fiscal year-end, at 1,247.6 billion yen. The main factors increasing assets were notes and accounts receivable related to the increase in sales and inventories, which grew with the impact of higher raw material prices. The main factor decreasing assets was the progress in amortization of intangible assets such as intellectual property rights and goodwill.

Total liabilities decreased 10.0 billion yen from the previous fiscal year-end to 663.0 billion yen. The main factors increasing liabilities were notes and accounts payable, accrued expenses and accrued income taxes, while the main factor decreasing liabilities was repayment of debt.

Net assets grew 9.8 billion yen compared with the previous fiscal year-end to 584.6 billion yen. The main factor increasing net assets was net income, and the main factor decreasing net assets was shareholder returns through such methods as cash dividends and share repurchases. As a result, the net worth* ratio increased to 46.0% from 45.2% at the previous fiscal year-end.

**Net worth consists of shareholders' equity and adjustments for valuation, foreign currency translation and others.*

Net cash provided by operating activities totaled 125.3 billion yen. The main factors were 94.1 billion yen in income before income taxes and minority interests, depreciation and amortization of 69.1 billion yen and a 4.2 billion yen increase in trade payables on one hand, and on the other a 13.9 billion yen increase in trade receivables, an 11.3 billion yen increase in inventories and 27.1 billion yen in income taxes paid.

Net cash used in investing activities was 36.9 million yen, consisting primarily of purchase of property, plant and equipment and increase in intangible assets amounting to 31.5 billion yen.

Net cash used in financing activities was 71.0 billion yen. This primarily consisted of a 27.9 billion

yen decrease in debt, repurchases of the Company's stock totaling 15.8 billion yen recorded as purchase of treasury stock, and 28.3 billion yen in payments of cash dividends.

As a result, the balance of cash and cash equivalents at December 31, 2007 was 104.4 billion yen, an increase of 16.3 billion yen from the end of the previous fiscal year.

3. Qualitative Information on Forecast of Consolidated Results

Kao's results for the first three quarters progressed steadily toward achievement of the fiscal year forecast. However, the continuing rise in prices of raw materials, including natural oils and fats and petrochemicals, is causing uncertainty. In order to offset the impact of these rising prices, Kao will continue to work to expand sales and improve cost efficiency as it aims to achieve its previously announced forecasts.

As a result, except for net income per share, which will change due to share repurchases, the forecast of consolidated results for the fiscal year ending March 31, 2008 remains the same as on October 23, 2007, when Kao announced its interim results.

[Appendix]

Major Products by Business Segment

Business Segment		Major Products	
Consumer products business	Beauty care business	Prestige cosmetics	Counseling cosmetics, self-selection cosmetics
		Premium skin care products	Soaps, facial cleansers, body cleansers
		Premium hair care products	Shampoos, conditioners, hair care products, hair coloring agents
	Human health care business	Food and beverage products	Cooking oils, beverages
		Sanitary products	Sanitary napkins, baby diapers
		Personal health products	Bath additives, oral care products, men's products
	Fabric and home care business	Fabric care products	Laundry detergents, fabric treatments
		Home care products	Kitchen cleaning products, house cleaning products, paper cleaning products, commercial-use products
Chemical business		Oleo chemicals	Fatty alcohols, fatty amines, fatty acids, glycerin, commercial-use edible fats and oils
		Performance chemicals	Surfactants, plastics additives, superplasticizers for concrete admixtures
		Specialty chemicals	Toner and toner binder for copiers and printers, ink and colorants for inkjet printers, fragrances and aroma chemicals

Major Products of Former Business Segments

Business Segment	Product Category	Major Products
Consumer products business	Personal care products	Soaps, facial cleansers, body cleansers, shampoos, conditioners, hair care products, hair coloring agents, bath additives, oral care products, men's products
	Fabric and home care products	Laundry detergents, kitchen cleaning products, house cleaning products, fabric treatments, paper cleaning products
	Feminine care, baby care and other products	Sanitary napkins, baby diapers, cooking oils, beverages
Prestige cosmetics	Cosmetics	Counseling cosmetics, self-selection cosmetics
Chemical products business	Chemical products	Commercial-use edible fats and oils, fatty acids, fatty alcohols, glycerin, fatty amines, surfactants, polyurethane for shoe soles, plasticizers, toner and toner binder for copiers and printers, fragrances and aroma chemicals

Consolidated Balance Sheets

Millions of yen

	(A) Q3/FY2007 Dec 31, 2007	Composition %	(B) FY2006 Mar 31, 2007	Composition %	Inc/(Dec) (A-B)	Q3/FY2006 Dec 31, 2006	Composition %
Assets							
Current assets	**443,661**	**35.6**	**402,219**	**32.2**	**41,442**	**395,526**	**31.8**
Cash and time deposits	46,457		49,910		(3,453)	53,971	
Notes and accounts receivable - trade	172,223		158,497		13,725	163,482	
Short-term investments	54,442		36,247		18,194	22,180	
Inventories	123,668		112,114		11,553	108,815	
Other	46,871		45,448		1,422	47,076	
Fixed assets	**803,933**	**64.4**	**845,518**	**67.8**	**(41,584)**	**849,061**	**68.2**
Tangible assets	280,580		289,016		(8,436)	287,045	
Intangible assets	411,663		442,469		(30,806)	450,628	
Goodwill	243,794		256,326		(12,532)	258,303	
Other	167,869		186,142		(18,273)	192,324	
Investments and other assets	111,690		114,032		(2,342)	111,387	
Deferred assets	**52**	**0.0**	**58**	**0.0**	**(6)**	**33**	**0.0**
Total assets	**1,247,648**	**100.0**	**1,247,797**	**100.0**	**(148)**	**1,244,621**	**100.0**
Liabilities							
Current liabilities	**327,122**	**26.2**	**308,646**	**24.7**	**18,475**	**306,741**	**24.7**
Notes and accounts payable - trade	114,290		110,158		4,132	110,439	
Short-term debt	25,338		21,877		3,461	22,624	
Current portion of long-term debt	22,056		22,062		(5)	22,827	
Accrued expenses	91,377		85,796		5,580	85,170	
Other	74,059		68,751		5,307	65,680	
Long-term liabilities	**335,885**	**26.9**	**364,399**	**29.2**	**(28,513)**	**384,726**	**30.9**
Bonds	99,996		99,995		0	99,995	
Long-term debt	180,793		211,774		(30,981)	232,690	
Liability for employee retirement benefits	31,782		30,987		794	30,573	
Other	23,314		21,642		1,672	21,467	
Total liabilities	**663,007**	**53.1**	**673,046**	**53.9**	**(10,038)**	**691,468**	**55.6**
Shareholders' equity	**583,554**	**46.8**	**573,541**	**46.0**	**10,012**	**560,485**	**45.0**
Common stock	85,424	6.9	85,424	6.9	-	85,424	6.8
Capital surplus	109,603	8.8	109,565	8.8	38	109,572	8.8
Retained earnings	413,389	33.1	388,585	31.1	24,803	375,781	30.2
Treasury stock, at cost	(24,862)	(2.0)	(10,033)	(0.8)	(14,829)	(10,293)	(0.8)
Adjustments for valuation, foreign currency translation and others	**(9,484)**	**(0.8)**	**(9,010)**	**(0.7)**	**(474)**	**(16,704)**	**(1.3)**
Unrealized gain on available-for-sale securities	3,659	0.3	4,649	0.4	(990)	4,801	0.4
Foreign currency translation adjustments	(13,144)	(1.1)	(13,659)	(1.1)	515	(21,505)	(1.7)
Stock acquisition right	**598**	**0.1**	**301**	**0.0**	**297**	**301**	**0.0**
Minority interests	**9,972**	**0.8**	**9,917**	**0.8**	**54**	**9,070**	**0.7**
Total net assets	**584,640**	**46.9**	**574,751**	**46.1**	**9,889**	**553,153**	**44.4**
Total liabilities and total net assets	**1,247,648**	**100.0**	**1,247,797**	**100.0**	**(148)**	**1,244,621**	**100.0**

Consolidated Statements of Income

Millions of yen

	(A) Q3/FY2007 Apr '07 - Dec '07	% to net sales	(B) Q3/FY2006 Apr '06 - Dec '06	% to net sales	Inc/(Dec) (A-B)	FY2006 Apr '06 - Mar '07	% to net sales
Net sales	**1,000,114**	**100.0**	**931,672**	**100.0**	**68,441**	**1,231,808**	**100.0**
Cost of sales	416,622	41.7	377,522	40.5	39,100	503,271	40.9
Gross profit	**583,492**	**58.3**	**554,150**	**59.5**	**29,341**	**728,536**	**59.1**
Selling, general and administrative expenses	487,366	48.7	455,997	49.0	31,369	607,678	49.3
Operating income	**96,125**	**9.6**	**98,152**	**10.5**	**(2,027)**	**120,858**	**9.8**
Non-operating income	4,828	0.5	4,664	0.5	164	6,273	0.5
Interest and dividend income	2,316		1,640		675	2,297	
Equity in earnings of nonconsolidated subsidiaries and affiliates	63		-		63	-	
Foreign currency exchange gain	125		391		(265)	504	
Other	2,323		2,632		(308)	3,471	
Non-operating expenses	5,426	0.5	4,258	0.4	1,167	6,955	0.5
Interest expense	4,700		3,265		1,434	5,032	
Equity in losses of nonconsolidated subsidiaries and affiliates	-		108		(108)	703	
Other	726		884		(158)	1,219	
Ordinary income	**95,527**	**9.6**	**98,559**	**10.6**	**(3,031)**	**120,176**	**9.8**
Extraordinary income	331	0.0	796	0.1	(465)	1,851	0.1
Extraordinary loss	1,735	0.2	2,221	0.3	(485)	4,900	0.4
Income before income taxes and minority interests	**94,123**	**9.4**	**97,134**	**10.4**	**(3,010)**	**117,127**	**9.5**
Income taxes	39,557	3.9	38,396	4.1	1,160	45,122	3.7
Minority interests in earnings of consolidated subsidiaries	869	0.1	1,013	0.1	(143)	1,476	0.1
Net income	**53,696**	**5.4**	**57,724**	**6.2**	**(4,027)**	**70,527**	**5.7**

Consolidated Statements of Cash Flows

Millions of yen

	Q3/FY2007 Apr '07 - Dec '07	Q3/FY2006 Apr '06 - Dec '06	FY2006 Apr '06 - Mar '07
Operating activities:			
Income before income taxes and minority interests	94,123	97,134	117,127
Adjustments for:			
Depreciation and amortization	69,163	67,295	92,171
Interest and dividend income	(2,316)	(1,640)	(2,297)
Interest expense	4,700	3,265	5,032
Change in trade receivables	(13,903)	(31,836)	(24,308)
Change in inventories	(11,367)	(1,439)	(3,189)
Change in prepaid pension cost	4,973	(11,801)	(10,163)
Change in trade payables	4,272	12,920	11,315
Change in liability for retirement benefits	781	966	1,219
Other, net	4,426	16,409	21,816
Sub-total	154,853	151,271	208,725
Interest and cash dividends received	2,292	1,916	3,100
Interest paid	(4,713)	(2,706)	(4,578)
Income taxes paid	(27,108)	(34,113)	(42,269)
Net cash provided by operating activities	**125,324**	**116,368**	**164,977**
Investing activities:			
Purchase of marketable securities and investment securities	(2,103)	(631)	(1,638)
Proceeds from the redemption and sales of marketable securities and investment securities	3,097	14	11
Purchase of property, plant and equipment, and intangible assets	(31,596)	(52,332)	(65,470)
Proceeds from sales of property, plant and equipment	751	320	2,078
Change in short-term loans, net	(779)	12,161	11,928
Payments for long-term loans	(1,738)	(762)	(1,550)
Other, net	(4,628)	(6,749)	(8,586)
Net cash used in investing activities	**(36,996)**	**(47,979)**	**(63,227)**
Financing activities:			
Change in debt	(27,953)	(131,049)	(154,319)
Proceeds from bonds	-	99,676	99,676
Purchase of treasury stock	(15,840)	(773)	(1,085)
Payments of cash dividends	(28,333)	(27,423)	(29,146)
Other, net	1,096	652	1,208
Net cash used in financing activities	**(71,030)**	**(58,917)**	**(83,665)**
Translation adjustments on cash and cash equivalents	**(988)**	**1,148**	**2,542**
Net increase (decrease) in cash and cash equivalents	**16,308**	**10,619**	**20,627**
Cash and cash equivalents, beginning of year	**88,154**	**67,527**	**67,527**
Cash and cash equivalents, end of period	**104,462**	**78,146**	**88,154**

Sales Composition

Millions of yen

	Q3/FY2007 Apr '07 - Dec '07	Q3/FY2006 Apr '06 - Dec '06	Growth %	FY2006 Apr '06 - Mar '07
Consumer Products Business				
Beauty Care Business	335,085	308,183	8.7	416,085
Human Health Care Business	137,117	133,123	3.0	170,008
Fabric and Home Care Business	196,055	195,320	0.4	245,255
Total Japan	668,259	636,627	5.0	831,348
Asia and Oceania	63,724	52,880	20.5	72,025
North America and Europe	112,638	108,017	4.3	148,710
Eliminations	(12,269)	(10,135)	-	(14,673)
Total	**832,353**	**787,389**	**5.7**	**1,037,411**
Chemical Business				
Japan	97,369	88,373	10.2	116,933
Asia	54,369	40,460	34.4	55,830
North America and Europe	73,774	61,619	19.7	82,935
Eliminations	(30,691)	(23,465)	-	(32,089)
Total	**194,821**	**166,988**	**16.7**	**223,609**
Total before Eliminations	**1,027,174**	**954,377**	**7.6**	**1,261,020**
Eliminations	(27,060)	(22,705)	-	(29,212)
Consolidated Net Sales	**1,000,114**	**931,672**	**7.3**	**1,231,808**

Segment Information by Business

Millions of yen

Q3/FY2007 Apr '07 - Dec '07	Consumer Products Business: Beauty Care Business	Consumer Products Business: Human Health Care Business	Consumer Products Business: Fabric & Home Care Business	Consumer Products Business: Total	Chemical Business	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	464,872	149,443	218,037	832,353	167,761	-	1,000,114
Intersegment sales	-	-	-	-	27,060	(27,060)	-
Total	464,872	149,443	218,037	832,353	194,821	(27,060)	1,000,114
Operating expenses	447,036	136,458	168,738	752,234	179,074	(27,319)	903,989
Operating income	17,836	12,984	49,298	80,118	15,747	259	96,125
% to sales	3.8	8.7	22.6	9.6	8.1	-	9.6

Q3/FY2006 Apr '06 - Dec '06	Consumer Products Business: Beauty Care Business	Consumer Products Business: Human Health Care Business	Consumer Products Business: Fabric & Home Care Business	Consumer Products Business: Total	Chemical Business	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	431,116	143,201	213,071	787,389	144,282	-	931,672
Intersegment sales	-	-	-	-	22,705	(22,705)	-
Total	431,116	143,201	213,071	787,389	166,988	(22,705)	931,672
Operating expenses	412,317	131,718	163,598	707,634	148,744	(22,859)	833,519
Operating income	18,798	11,482	49,473	79,754	18,243	154	98,152
% to sales	4.4	8.0	23.2	10.1	10.9	-	10.5

FY2006 Apr '06 - Mar '07	Consumer Products Business: Beauty Care Business	Consumer Products Business: Human Health Care Business	Consumer Products Business: Fabric & Home Care Business	Consumer Products Business: Total	Chemical Business	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	584,284	183,607	269,519	1,037,411	194,396	-	1,231,808
Intersegment sales	-	-	-	-	29,212	(29,212)	-
Total	584,284	183,607	269,519	1,037,411	223,609	(29,212)	1,231,808
Operating expenses	554,441	171,795	211,703	937,940	202,429	(29,419)	1,110,949
Operating income	29,842	11,811	57,816	99,470	21,180	207	120,858
% to sales	5.1	6.4	21.5	9.6	9.5	-	9.8

Exhibit B-2

平成20年３月期　第３四半期財務・業績の概況

平成20年１月23日

上場会社名	**花王株式会社**		上場取引所	東証一部
コード番号	4452		ＵＲＬ	http://www.kao.co.jp/
代　表　者	代表取締役　社長執行役員	尾﨑　元規		
問合せ先責任者	会計財務部門　管理部長	青木　和義	ＴＥＬ	03-3660-7111

（百万円未満切捨て）

1．平成20年３月期第３四半期の連結業績（平成19年４月１日　～　平成19年12月31日）

(1) 連結経営成績　（％表示は対前年同四半期増減率）

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	％	百万円	％	百万円	％	百万円	％
20年３月期第３四半期	1,000,114	7.3	96,125	△2.1	95,527	△3.1	53,696	△7.0
19年３月期第３四半期	931,672	24.9	98,152	△6.7	98,559	△8.0	57,724	△10.1
19年３月期	1,231,808	－	120,858	－	120,176	－	70,527	－

	１株当たり四半期（当期）純利益	潜在株式調整後１株当たり四半期（当期）純利益
	円　銭	円　銭
20年３月期第３四半期	98.60	98.49
19年３月期第３四半期	105.92	105.83
19年３月期	129.41	129.29

(2) 連結財政状態

	総資産	純資産	自己資本比率	１株当たり純資産
	百万円	百万円	％	円　銭
20年３月期第３四半期	1,247,648	584,640	46.0	1,061.70
19年３月期第３四半期	1,244,621	553,153	43.7	997.86
19年３月期	1,247,797	574,751	45.2	1,035.66

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
20年３月期第３四半期	125,324	△36,996	△71,030	104,462
19年３月期第３四半期	116,368	△47,979	△58,917	78,146
19年３月期	164,977	△63,227	△83,665	88,154

2．配当の状況

当社は、四半期末を基準日とした配当を行っておりません。

配当予想に関しましては、平成19年10月23日に発表した平成20年３月期の予想を変更しておりません。

	1株当たり配当金		
(基準日)	中間期末	期　末	年　間
	円　銭	円　銭	円　銭
19年３月期	26.00	26.00	52.00
20年３月期	27.00	－	54.00
20年３月期（予想）	－	27.00	

3．平成20年３月期の連結業績予想（平成19年４月１日　～　平成20年３月31日）　【参考】

１株当たり当期純利益を除き、平成19年10月23日に発表した平成20年３月期の連結業績予想を変更しておりません。

（%表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益		１株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円　銭
通　期	1,310,000	6.3	114,000	△5.7	111,000	△7.6	66,000	△6.4	121.52

4．その他

(1) 期中における重要な子会社の異動　：有（５ページをご参照ください）
（連結範囲の変更を伴う特定子会社の異動）
新規　０社　　除外　１社（社名　花王化粧品販売㈱）

(2) 会計処理の方法における簡便な方法の採用の有無　：有（５ページをご参照ください）
（内容）退職給付引当金

(3) 最近連結会計年度からの会計処理の方法の変更の有無　：有（５ページ及び９ページから12ページをご参照ください）
（内容）「販売実績」及び「セグメント情報」における「事業区分」の変更

※　業績予想の適切な利用に関する説明、その他特記事項

1．本資料に記載されている業績見通し等の将来に関する記述は、本資料の発表日現在の将来に関する前提・見通し・計画に基づく予測が含まれております。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不安定要因により実際の業績が記載の予想数値と大幅に異なる可能性があります。
なお、連結業績予想に関する定性的情報は、５ページをご参照ください。

2．平成20年１月23日開催の取締役会において、会社法の規定に基づき、自己株式を取得することを決議いたしました。（平成20年１月23日公表の「自己株式の取得に関するお知らせ」をご参照下さい。）
なお、「3．平成20年３月期の連結業績予想」の１株当たり当期純利益は、当該自己株式取得の影響を考慮しております。

【定性的情報・財務諸表等】

1. 連結経営成績に関する定性的情報

当第３四半期（平成19年４月１日から平成19年12月31日まで）の**売上高**は、新製品の寄与などにより概ね順調に推移したこと、及びカネボウ化粧品の連結期間が前年同期の８ヶ月間から９ヶ月間となったことなどにより、前年同期より7.3%増の１兆１億円（為替変動の影響を除くと実質+5.4%）となりました。利益面では、天然油脂や石油化学原料を中心とした原材料価格上昇の影響を大きく受けましたが、高付加価値新製品の上市、ケミカル製品の価格改定やコストダウン活動などに一層努めた結果、**営業利益**は対前年同期20億円の減少に留まり961億円となりました。

なおＥＢＩＴＤＡ（営業利益＋減価償却費）は、前年同期と比べてほぼ同額の1,652億円（対前年同期△１億円）となりました。

当第３四半期の海外子会社等の財務諸表項目（収益及び費用）の主な為替換算レートは、119.27円／米ドル、160.98円／ユーロでした。

〔セグメント別の概況〕

当社グループは、主要な市場である国内の少子高齢化、晩婚化や単身世帯の増加など、社会の仕組みの根底に関わる変化、また消費者の商品選択や購買の意識の変化、それに伴う流通の変化といった大きな動きに対応し、消費者起点に立った成長戦略をスピーディに力強く実践するために、当連結会計年度より、従来の家庭用製品事業と化粧品事業を統合してコンシューマープロダクツ事業とし、新たにビューティケア、ヒューマンヘルスケア、ファブリック＆ホームケアの３つの事業区分にして、従来の工業用製品事業であるケミカル事業とともに４つの事業区分に改編しています。（各事業区分の主要製品は、11ページをご参照ください。）

コンシューマープロダクツ事業

売上高は、前年同期に対して5.7%増の8,323億円となりました。

国内では、消費者の多様な価値観の変化に対応した高付加価値新製品の上市やブランドの拡張、さらに家庭用製品と化粧品（花王ソフィーナ）の販売会社を統合したことによる総合的な提案力の向上、店頭マーチャンダイジングの新しいビジネスモデルの構築などによる販売体制の強化によって、売上高が5.0%増の6,682億円となりました。

アジアでは、新製品の寄与や流通との共同取り組みの強化などにより、売上高は20.5%増の637億円（為替変動の影響を除くと実質+11.6%）となりました。

欧米では、市場競争の激化による影響を受けましたが、売上高は4.3%増の1,126億円（為替変動の影響を除くと実質△1.8%）となりました。

営業利益は、天然油脂や石油化学原料を中心とした原材料価格上昇の影響を受けましたが、国内外で新製品などの増収効果やコストダウン活動などにより、ほぼ前年同期並みの801億円となりました。

【ビューティケア事業】

売上高は、前年同期に対して7.8%増の4,648億円となりました。

国内の売上高は、8.7%増の3,350億円となりました。プレステージ化粧品では、「インプレス」、「ルナソル」、「エスト」などのカウンセリングブランドや、「ケイト」、「エビータ」などのセルフブランドが好調に推移して売り上げを伸ばしました。プレミアムスキンケア製品では、洗顔・メイク落としの「ビオレ」や、新製品「家族みんなのうるおいミルク」を加えた「ビオレｕ」、敏感肌用の「キュレル」が好調に推移しました。プレミアムヘアケア製品では、新ヘアケアブランド「セグレタ」にスペシャルケア製品を追加発売し、また東洋美容エッセンスに美髪テクノロジーを融合して大幅に改良した「アジエンス」が順調に推移したことや、「リーゼ」、「ケープ」などのヘアスタイリング剤も新製品を加えたことなどによって、売り上げを大幅に伸ばしました。

アジアでは、プレステージ化粧品が中国で百貨店、高級薬局流通チャネルにおいて積極的に事業拡大を行っていることや、洗顔料「ビオレ」が台湾やインドネシアなどを中心に好調に推移したこと、また台湾や香港で「アジエンス」ブランドに保湿新ラインを追加発売したことなどにより、売り上げを大幅に伸ばしました。

欧米の売上高は、為替の影響を除くと若干減少しました。プレミアムスキンケア製品は「ジャーゲンズ」、「キュレル」などのブランドで、新製品を追加発売しました。またプレミアムヘアケア製品の「ジョン・フリーダ」でも新製品及び改良品を発売し、欧州においては好調に推移しましたが、米国市場では競争激化の影響を受けて伸び悩みました。「モルトン・ブラウン」は、英国市場を中心に好調に推移し、売り上げを大きく伸長させました。

営業利益は、将来の成長のための戦略的なマーケティング費用の投入などもあり、前年同期を９億円下回る178億円となりました。

【ヒューマンヘルスケア事業】

売上高は、前年同期に対して4.4%増の1,494億円となりました。

国内の売上高は、前年同期に対して3.0%増の1,371億円となりました。フード＆ビバレッジ製品では、健康機能飲料「ヘ

ルシア」に渋味を抑えた「ヘルシア緑茶　まろやか」を追加発売し、新規顧客の開拓に努めましたが、売り上げは減少しました。サニタリー製品のベビー用紙おむつは、より肌へのやさしさを訴求したマーケティング活動によって、引き続き消費者の支持を得て売り上げを拡大しました。パーソナルヘルス製品では、入浴剤「バブ　濃厚炭酸湯」や「めぐりズム　蒸気でホットアイマスク」を新発売したこと、また「サクセス　薬用シャンプー」シリーズにWリンス成分配合の新製品を加えたことなどによって売り上げは大幅に伸びました。

アジアでは、生理用品「ロリエ」がタイ、マレーシアや中国などで好調に推移し、売り上げを伸長させました。

営業利益は、増収効果などにより前年同期を15億円上回る129億円となりました。

【ファブリック＆ホームケア事業】

売上高は、前年同期に対して2.3%増の2,180億円となりました。

国内の売上高は、前年同期に対して0.4%増の1,960億円となりました。ファブリックケア製品では、忙しい消費者の生活スタイルに合わせた衣料用洗剤と柔軟仕上げ剤からなる「スタイルフィット」を新発売しました。しかしながら、衣料用洗剤では店頭販売価格の下げ止まりがみえる一方で、引き続き厳しい市場競争が続いており、売り上げは横ばいとなりました。ホームケア製品では、新製品の自動食器洗い機用洗剤の「キュキュット　パワージェル」や、住居用ワイパーの「クイックルワイパー　ハンディ」などが売り上げを伸ばしました。

アジアでは、タイで好調に推移している衣料用洗剤「アタック　イージー」に加えて「アタック　ソフトプラス」を新発売し、また中国でも販売体制強化の効果が現われており、売上高を大きく伸長させました。

営業利益は、原材料価格上昇の影響を受けたものの、増収効果などによりほぼ前年同期並みの492億円となりました。

ケミカル事業

ケミカル事業は、グローバルに特徴ある強い事業に引き続き注力した結果、売上高は前年同期に対して16.7%増の1,948億円となりました。油脂製品や機能材料製品において、天然油脂や石油化学原料価格の上昇を受けて、販売価格の改定に努めました。

国内の売上高は、前年同期に対して10.2%増の973億円となりました。油脂製品では、油脂アルコール、油脂アミンが好調に推移しました。機能材料製品では、プラスチック用添加剤やコンクリート用高性能減水剤が売り上げを伸ばしました。スペシャルティケミカルズ製品では、電子部品用洗浄剤が対象業界の在庫調整の影響を受けましたが、ハードディスク用研磨剤やインクジェットプリンターインク用色材が伸長しました。

アジアでは、売上高は前年同期に対して34.4%増の543億円（為替変動の影響を除くと実質＋24.9%）となりました。油脂アルコールは、需要の拡大に対応したフィリピンでの生産設備の増強により販売数量を伸ばすと同時に、販売価格の改定にも努めたことで、売り上げを大幅に伸ばしました。

欧米では、売上高は前年同期に対して19.7%増の737億円（為替変動の影響を除くと実質＋10.8%）となりました。油脂アルコール、油脂アミン及びトナー・トナーバインダーが好調に推移しました。

営業利益は、原料価格上昇の中で、販売価格の改定やコストダウンなどに努めましたが、前年同期を24億円下回る157億円となりました。

2．連結財政状態に関する定性的情報

総資産は、前連結会計年度末とほぼ同額の1兆2,476億円となりました。主な増加要因は、売上高の増加などに関連した受取手形及び売掛金、及び原材料価格上昇の影響などを受けたたな卸資産であり、主な減少要因は知的財産権やのれんの償却が進んだことによる無形固定資産の減少です。

負債は、前連結会計年度末に比べ100億円減少し6,630億円となりました。主な増加要因は支払手形及び買掛金、未払費用、未払法人税等であり、主な減少要因は借入金の返済によるものです。

純資産は、前連結会計年度末に比べ98億円増加し、5,846億円となりました。主な増加要因は、四半期純利益であり、主な減少要因は配当と自己株式の取得など株主還元によるものです。以上の結果、自己資本比率は、前連結会計年度末の45.2%から46.0%となりました。

営業活動によって得られたキャッシュ・フローは、1,253億円となりました。主に、税金等調整前四半期純利益が941億円、減価償却費が691億円、及び仕入債務の増加が42億円であったことと、一方で売上債権の増加が139億円、たな卸資産の増加が113億円、及び法人税等の支払いが271億円であったことによるものです。

投資活動に使用されたキャッシュ・フローは、369億円となりました。主なものとしては、有形・無形固定資産の取得による315億円です。

財務活動に使用されたキャッシュ・フローは、710億円となりました。これは主として借入金の減少279億円、自己株式の取得158億円、及び配当金の支払283億円によるものです。

以上の結果、当第３四半期末の現金及び現金同等物の残高は、前連結会計年度末に比べ163億円増加し、1,044億円となりました。

３．連結業績予想に関する定性的情報

当第３四半期連結業績は、通期業績予想の達成に向けてほぼ順調に推移しました。しかし、天然油脂や石油化学原料などの原材料価格は、引き続き上昇しており、不透明感があります。それらのインパクトを吸収するために、売り上げの拡大やコストの効率化などの企業努力を継続し、通期業績予想値の達成を目指してまいります。

従いまして、自己株式の取得によって変動する１株当たり当期純利益を除き、連結業績予想は、中間決算発表時の計画（平成19年10月23日発表）を変更しておりません。

４．その他

（１）期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）

除外１社：花王化粧品販売㈱

花王販売㈱を存続会社、花王化粧品販売㈱を消滅会社とする吸収合併を行い、同時に花王販売㈱は社名を花王カスタマーマーケティング㈱に変更しております。

（２）会計処理の方法における簡便な方法の採用の有無

四半期連結財務諸表等の作成に際しては、中間連結財務諸表等の作成基準をベースとしつつ、以下の簡便な手続を採用しております。

退職給付引当金の計上基準：当社及び主要な連結子会社においては、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当第３四半期末において発生していると認められる額を計上しております。

（３）最近連結会計年度からの会計処理の方法の変更

「販売実績」及び「セグメント情報」における「事業区分」を変更しております。

詳細は、９ページから12ページをご参照ください。

5．（要約）四半期連結財務諸表

（1）（要約）四半期連結貸借対照表

科　目	前第３四半期末（平成18年12月31日現在）		当第３四半期末（平成19年12月31日現在）		前連結会計年度末（平成19年３月31日現在）		増減（△印減）
	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）	金額（百万円）
（資産の部）							
Ⅰ　流動資産	395,526	31.8	443,661	35.6	402,219	32.2	41,442
現金及び預金	53,971		46,457		49,910		△3,453
受取手形及び売掛金	163,482		172,223		158,497		13,725
有価証券	22,180		54,442		36,247		18,194
たな卸資産	108,815		123,668		112,114		11,553
その他	47,076		46,871		45,448		1,422
Ⅱ　固定資産	849,061	68.2	803,933	64.4	845,518	67.8	△41,584
有形固定資産	287,045		280,580		289,016		△8,436
無形固定資産	450,628		411,663		442,469		△30,806
のれん	258,303		243,794		256,326		△12,532
その他	192,324		167,869		186,142		△18,273
投資その他の資産	111,387		111,690		114,032		△2,342
Ⅲ　繰延資産	33	0.0	52	0.0	58	0.0	△6
資産合計	1,244,621	100.0	1,247,648	100.0	1,247,797	100.0	△148
（負債の部）							
Ⅰ　流動負債	306,741	24.7	327,122	26.2	308,646	24.7	18,475
支払手形及び買掛金	110,439		114,290		110,158		4,132
短期借入金	22,624		25,338		21,877		3,461
一年以内に返済予定の長期借入金	22,827		22,056		22,062		△5
未払費用	85,170		91,377		85,796		5,580
その他	65,680		74,059		68,751		5,307
Ⅱ　固定負債	384,726	30.9	335,885	26.9	364,399	29.2	△28,513
社債	99,995		99,996		99,995		0
長期借入金	232,690		180,793		211,774		△30,981
退職給付引当金	30,573		31,782		30,987		794
その他	21,467		23,314		21,642		1,672
負債合計	691,468	55.6	663,007	53.1	673,046	53.9	△10,038
（純資産の部）							
Ⅰ　株主資本	560,485	45.0	583,554	46.8	573,541	46.0	10,012
資本金	85,424	6.8	85,424	6.9	85,424	6.9	—
資本剰余金	109,572	8.8	109,603	8.8	109,565	8.8	38
利益剰余金	375,781	30.2	413,389	33.1	388,585	31.1	24,803
自己株式	△10,293	△0.8	△24,862	△2.0	△10,033	△0.8	△14,829
Ⅱ　評価・換算差額等	△16,704	△1.3	△9,484	△0.8	△9,010	△0.7	△474
その他有価証券評価差額金	4,801	0.4	3,659	0.3	4,649	0.4	△990
為替換算調整勘定	△21,505	△1.7	△13,144	△1.1	△13,659	△1.1	515
Ⅲ　新株予約権	301	0.0	598	0.1	301	0.0	297
Ⅳ　少数株主持分	9,070	0.7	9,972	0.8	9,917	0.8	54
純資産合計	553,153	44.4	584,640	46.9	574,751	46.1	9,889
負債純資産合計	1,244,621	100.0	1,247,648	100.0	1,247,797	100.0	△148

（注）増減は、当第３四半期末と前連結会計年度末との比較で表示しております。

（２）（要約）四半期連結損益計算書

科目	前第３四半期（自 平成18年４月１日 至 平成18年12月31日）		当第３四半期（自 平成19年４月１日 至 平成19年12月31日）		増減（△印減）	前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）	
	金額（百万円）	百分比（%）	金額（百万円）	百分比（%）	金額（百万円）	金額（百万円）	百分比（%）
Ⅰ 売上高	931,672	100.0	1,000,114	100.0	68,441	1,231,808	100.0
Ⅱ 売上原価	377,522	40.5	416,622	41.7	39,100	503,271	40.9
売上総利益	554,150	59.5	583,492	58.3	29,341	728,536	59.1
Ⅲ 販売費及び一般管理費	455,997	49.0	487,366	48.7	31,369	607,678	49.3
営業利益	98,152	10.5	96,125	9.6	△2,027	120,858	9.8
Ⅳ 営業外収益	4,664	0.5	4,828	0.5	164	6,273	0.5
受取利息及び受取配当金	1,640		2,316		675	2,297	
持分法による投資利益	－		63		63	－	
為替差益	391		125		△265	504	
その他	2,632		2,323		△308	3,471	
Ⅴ 営業外費用	4,258	0.4	5,426	0.5	1,167	6,955	0.5
支払利息	3,265		4,700		1,434	5,032	
持分法による投資損失	108		－		△108	703	
その他	884		726		△158	1,219	
経常利益	98,559	10.6	95,527	9.6	△3,031	120,176	9.8
Ⅵ 特別利益	796	0.1	331	0.0	△465	1,851	0.1
Ⅶ 特別損失	2,221	0.3	1,735	0.2	△485	4,900	0.4
税金等調整前四半期（当期）純利益	97,134	10.4	94,123	9.4	△3,010	117,127	9.5
法人税等	38,396	4.1	39,557	3.9	1,160	45,122	3.7
少数株主利益（減算）	1,013	0.1	869	0.1	△143	1,476	0.1
四半期（当期）純利益	57,724	6.2	53,696	5.4	△4,027	70,527	5.7

（注）増減は、当第３四半期と前第３四半期との比較で表示しております。

（3）（要約）四半期連結キャッシュ・フロー計算書

科目	前第３四半期 （自 平成18年４月１日 至 平成18年12月31日） 金額（百万円）	当第３四半期 （自 平成19年４月１日 至 平成19年12月31日） 金額（百万円）	前連結会計年度 （自 平成18年４月１日 至 平成19年３月31日） 金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前四半期（当期）純利益	97,134	94,123	117,127
減価償却費	67,295	69,163	92,171
受取利息及び受取配当金	△1,640	△2,316	△2,297
支払利息	3,265	4,700	5,032
売上債権の増減額（増加：△）	△31,836	△13,903	△24,308
たな卸資産の増減額（増加：△）	△1,439	△11,367	△3,189
前払年金費用の増減額（増加：△）	△11,801	4,973	△10,163
仕入債務の増減額（減少：△）	12,920	4,272	11,315
退職給付引当金の増減額（減少：△）	966	781	1,219
その他	16,409	4,426	21,816
小計	151,271	154,853	208,725
利息及び配当金の受取額	1,916	2,292	3,100
利息の支払額	△2,706	△4,713	△4,578
法人税等の支払額	△34,113	△27,108	△42,269
営業活動によるキャッシュ・フロー	116,368	125,324	164,977
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券・投資有価証券の取得による支出	△631	△2,103	△1,638
有価証券・投資有価証券の償還及び売却による収入	14	3,097	11
有形・無形固定資産の取得による支出	△52,332	△31,596	△65,470
有形固定資産の売却による収入	320	751	2,078
短期貸付金の増減額（増加：△）	12,161	△779	11,928
長期貸付による支出	△762	△1,738	△1,550
その他	△6,749	△4,628	△8,586
投資活動によるキャッシュ・フロー	△47,979	△36,996	△63,227
Ⅲ 財務活動によるキャッシュ・フロー			
借入金の増減額（減少：△）	△131,049	△27,953	△154,319
社債の発行による収入	99,676	－	99,676
自己株式の取得による支出	△773	△15,840	△1,085
配当金の支払額	△27,423	△28,333	△29,146
その他	652	1,096	1,208
財務活動によるキャッシュ・フロー	△58,917	△71,030	△83,665
Ⅳ 現金及び現金同等物に係る換算差額	1,148	△988	2,542
Ⅴ 現金及び現金同等物の増減額（減少:△）	10,619	16,308	20,627
Ⅵ 現金及び現金同等物の期首残高	67,527	88,154	67,527
Ⅶ 現金及び現金同等物の期末残高	78,146	104,462	88,154

（４）販売実績

事業区分	前第３四半期 （自 平成18年４月１日 至 平成18年12月31日） （百万円）	当第３四半期 （自 平成19年４月１日 至 平成19年12月31日） （百万円）	増減率 （％）	前連結会計年度 （自 平成18年４月１日 至 平成19年３月31日） （百万円）
コンシューマープロダクツ事業				
ビューティケア事業	308,183	335,085	8.7	416,085
ヒューマンヘルスケア事業	133,123	137,117	3.0	170,008
ファブリック＆ホームケア事業	195,320	196,055	0.4	245,255
日本計	636,627	668,259	5.0	831,348
アジア	52,880	63,724	20.5	72,025
欧　米	108,017	112,638	4.3	148,710
内部売上消去等	△10,135	△12,269	－	△14,673
計	787,389	832,353	5.7	1,037,411
ケミカル事業				
日　本	88,373	97,369	10.2	116,933
アジア	40,460	54,369	34.4	55,830
欧　米	61,619	73,774	19.7	82,935
内部売上消去等	△23,465	△30,691	－	△32,089
計	166,988	194,821	16.7	223,609
小　　計	954,377	1,027,174	7.6	1,261,020
消　　去	△22,705	△27,060	－	△29,212
連結売上高	931,672	1,000,114	7.3	1,231,808

（5）セグメント情報
事業の種類別セグメント情報

前第３四半期（自　平成18年４月１日　至　平成18年12月31日）

	コンシューマープロダクツ事業							
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック&ホームケア事業（百万円）	小計（百万円）	ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高								
(1)外部顧客に対する売上高	431,116	143,201	213,071	787,389	144,282	931,672	－	931,672
(2)セグメント間の内部売上高又は振替高	－	－	－	－	22,705	22,705	(22,705)	－
計	431,116	143,201	213,071	787,389	166,988	954,377	(22,705)	931,672
営業費用	412,317	131,718	163,598	707,634	148,744	856,379	(22,859)	833,519
営業利益	18,798	11,482	49,473	79,754	18,243	97,998	154	98,152
営業利益率(%)	4.4	8.0	23.2	10.1	10.9	10.3	－	10.5

当第３四半期（自　平成19年４月１日　至　平成19年12月31日）

	コンシューマープロダクツ事業							
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック&ホームケア事業（百万円）	小計（百万円）	ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高								
(1)外部顧客に対する売上高	464,872	149,443	218,037	832,353	167,761	1,000,114	－	1,000,114
(2)セグメント間の内部売上高又は振替高	－	－	－	－	27,060	27,060	(27,060)	－
計	464,872	149,443	218,037	832,353	194,821	1,027,174	(27,060)	1,000,114
営業費用	447,036	136,458	168,738	752,234	179,074	931,308	(27,319)	903,989
営業利益	17,836	12,984	49,298	80,118	15,747	95,866	259	96,125
営業利益率(%)	3.8	8.7	22.6	9.6	8.1	9.3	－	9.6

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	コンシューマープロダクツ事業							
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック&ホームケア事業（百万円）	小計（百万円）	ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高								
(1)外部顧客に対する売上高	584,284	183,607	269,519	1,037,411	194,396	1,231,808	－	1,231,808
(2)セグメント間の内部売上高又は振替高	－	－	－	－	29,212	29,212	(29,212)	－
計	584,284	183,607	269,519	1,037,411	223,609	1,261,020	(29,212)	1,231,808
営業費用	554,441	171,795	211,703	937,940	202,429	1,140,369	(29,419)	1,110,949
営業利益	29,842	11,811	57,816	99,470	21,180	120,650	207	120,858
営業利益率(%)	5.1	6.4	21.5	9.6	9.5	9.6	－	9.8

（注）１．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、コンシューマープロダクツ事業（ビューティケア事業、ヒューマンヘルスケア事業、ファブリック＆ホームケア事業）、ケミカル事業に区分しております。

２．各事業区分の主要製品

事業区分		主要製品	
コンシューマープロダクツ事業	ビューティケア事業	プレステージ化粧品	カウンセリング化粧品、セルフ化粧品
		プレミアムスキンケア製品	化粧石けん、洗顔料、全身洗浄料
		プレミアムヘアケア製品	シャンプー、リンス、ヘアケア製品、ヘアカラー
	ヒューマンヘルスケア事業	フード＆ビバレッジ製品	食用油、飲料
		サニタリー製品	生理用品、紙おむつ
		パーソナルヘルス製品	入浴剤、歯みがき・歯ブラシ、男性化粧品
	ファブリック＆ホームケア事業	ファブリックケア製品	衣料用洗剤、洗濯仕上げ剤
		ホームケア製品	台所用洗剤、住居用洗剤、掃除用紙製品、業務用製品
ケミカル事業		油脂製品	油脂アルコール、油脂アミン、脂肪酸、グリセリン、業務用食用油脂
		機能材料製品	界面活性剤、プラスチック用添加剤、コンクリート用高性能減水剤
		スペシャルティケミカルズ製品	トナー・トナーバインダー、インクジェットプリンターインク用色材、香料

３．事業区分の変更

従来、事業の種類別セグメントの事業区分は「家庭用製品事業」「化粧品事業」「工業用製品事業」の３事業区分に分類しておりましたが、平成19年４月１日の当社の組織再編に伴い、「コンシューマープロダクツ事業」としての「ビューティケア事業」、「ヒューマンヘルスケア事業」及び「ファブリック＆ホームケア事業」と、「ケミカル事業」の４事業区分に変更しております。この組織再編は、市場での少子・高齢化、晩婚化や単身世帯の増加など、社会の仕組みの根底に関わる変化、また消費者の商品選択や購買の意識の変化、それに伴う流通の変化といった大きな動きに対応し、消費者起点に立った成長戦略をスピーディに力強く実践するためのものであります。この組織再編に伴う事業区分の変更は、当社グループの経営管理の実態を適正に表示するためのものであります。

４．従来の事業区分の方法による前第３四半期及び前連結会計年度の事業の種類別セグメント情報は、以下のとおりであります。

前第３四半期（自 平成18年４月１日　至 平成18年12月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1)外部顧客に対する売上高	576,440	210,949	144,282	931,672	―	931,672
(2)セグメント間の内部売上高又は振替高	―	―	22,705	22,705	(22,705)	―
計	576,440	210,949	166,988	954,377	(22,705)	931,672
営業費用	494,312	213,322	148,744	856,379	(22,859)	833,519
営業利益	82,127	△2,372	18,243	97,998	154	98,152
営業利益率(%)	14.2	△1.1	10.9	10.3	―	10.5

前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1)外部顧客に対する売上高	744,747	292,663	194,396	1,231,808	―	1,231,808
(2)セグメント間の内部売上高又は振替高	―	―	29,212	29,212	(29,212)	―
計	744,747	292,663	223,609	1,261,020	(29,212)	1,231,808
営業費用	645,817	292,146	202,429	1,140,393	(29,443)	1,110,949
営業利益	98,930	516	21,180	120,627	231	120,858
営業利益率(%)	13.3	0.2	9.5	9.6	―	9.8

従来の各事業区分の主要製品

事業区分	売上区分	主要製品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上げ剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

Exhibit A-3

Kao Corporation

Notice Regarding Purchase of the Company's Stock
(Stock Purchase in accordance with Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law)

January 23, 2008

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved that the Company would purchase the Company's stock in accordance with Article 156 of the Corporation Law applicable pursuant to Article 165, paragraph 3 of the said Law.

1. Purpose of the Stock Purchase

The Company will, in accordance with Article 156 of the Corporation Law applicable pursuant to Article 165, paragraph 3 of the said Law, purchase the Company's stock to improve capital efficiency and increase shareholders' returns.

2. Particulars of the Shares to be Purchased by the Company

Type of shares to be purchased:	Common stock of the Company
Total number of shares to be purchased:	Up to 5,000,000 shares (0.9% of total outstanding shares as of December 31, 2007)
Total amount of the purchases:	Up to 15,000,000,000 yen
Period of purchases:	From January 24, 2008 to March 24, 2008

Reference:

1. Total number of treasury shares as of December 31, 2007

Total number of outstanding shares:	541,281,023 shares
Total number of treasury shares:	8,162,678 shares

2. Purchase of the Company's stock already completed in the fiscal year ending March 31, 2008

Purchase pursuant to the resolution made at the meeting of the Board of Directors held on October 23, 2007:

Total number of purchased shares:	4,524,000 shares
Total amount of the purchases:	14,999,010,000 yen

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B-3

平成２０年１月２３日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

自己株式の取得に関するお知らせ

（会社法第165条第2項の規定による定款の定めに基づく自己株式の取得）

当社は、本日開催の取締役会において、会社法第165条第3項の規定により読み替えて適用される同法第156条の規定に基づき、自己株式を取得することを決議いたしましたので、下記のとおりお知らせいたします。

記

1．自己株式の取得を行う理由

資本効率の向上と株主への一層の利益還元のため、会社法第165条第3項の規定により読み替えて適用される同法第156条の規定に基づき、自己株式の取得を行うものであります。

2．取得の内容

・取得する株式の種類	当社普通株式
・取得する株式の総数	5,000,000株（上限） （自己株式を除く発行済株式の総数（平成19年12月31日現在）に対する割合　0.9%）
・株式の取得価額の総額	15,000,000,000円（上限）
・取　得　期　間	平成20年1月24日から平成20年3月24日まで

（ご参考）

1．平成19年12月31日時点の自己株式の保有

発行済株式の総数（自己株式を除く）	541,281,023株
自己株式数	8,162,678株

2．当期に実施した自己株式の取得

平成19年10月23日開催の当社取締役会決議に基づく取得

・取得した株式の総数	4,524,000株
・株式の取得価額の総額	14,999,010,000円

END

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話03-3660-7041～7042